FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2014

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedád Anonima

TABLE OF CONTENTS
ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 13, 2014

TRANSLATION

Autonomous City of Buenos Aires, February 13, 2014

To the
Bolsa de Comercio de Buenos Aires
(Buenos Aires Stock Exchange)
Ref: Extension of Exploitation Concessions in the Province of Chubut

Dear Sirs
The purpose of this letter is to comply with the requirements of Article 23, Title VII of the Buenos Aires Stock Exchange rules to the effect of reporting that the Board of Directors of YPF S.A. (“YPF”) approved the “Agreement for the Implementation of a Commitment of Activity and Investment in Hydrocarbon Areas in the Province of Chubut” with the Province of Chubut (the “Extension Agreement”) with the objective of extending the original term of the exploitation concessions identified below starting from the expiration of their original granted terms, which was ratified by the legislature of the Province of Chubut by means of Law VII No. 67, published in the Official Bulletin of the Province of Chubut, thereby complying with the conditions precedent established for the effectiveness of the Extension Agreement.

The Extension Agreement signed by YPF and the Province of Chubut establishes, among others, the following terms:

•	Concessions included: Restinga Alí, Sarmiento, Campamento Central – Cañadón Perdido, Manantiales Behr and El Trébol – Escalante.

•
Extension of the concessions:  The exploitation concessions that would have expired in 2017 (Campamiento Central – Cañadón Perdido y El Trébol – Escalante), 2015 (Restinga Alí) and 2016 (Manantiales Behr) are extended by a term of 30 years.

•
By signing the Extension Agreement YPF assumed, among others, the following commitments: (i) pay an Extension Bond of 30 million dollars; (ii) pay to the Province of Chubut the Compensation Bond for the Sustainable Development of Hydrocarbons in accordance with the provisions of Arts. 16 and 69 to 73 of Law XVII – 102 of the Province of Chubut, equivalent to 3% of the wellhead value defined in accordance with the provisions of articles 59 and 62 of Law 17.319 and the complementary rules; (iii) comply with a minimum investment commitment in the concessions covered by the Extension Agreement during period of 2018 to 2027, inclusive;  (iv) maintain a minimum number of drilling and work-over rigs contracted and active during the period of 2014 to 2018, inclusive; and (v) make contributions to the municipality of Comodoro Rivadavia in terms of investments in projects developed within the area surrounding the municipality of Comodoro Rivadavia..

•
ENAP Sipetrol S.A., in its capacity as co-owner of the Campamento Central – Cañadón Perdido exploitation concession (it owns 50% of the concession) signed the Extension Agreement in order to ratify and agree to assume its portion of the commitments corresponding to its participation percentage in such exploitation concession..

Yours faithfully,

Alejandro Cherñacov
Market Relations Officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: February 14, 2014	By:	/s/ Alejandro Cherñacov
	Name: Title:	Alejandro Cherñacov Market Relations Officer